UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2021

Commission File No. 001-40381

NEW PACIFIC METALS CORP.

Suite 1750 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [  ]          Form 40-F [X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021	NEW PACIFIC METALS CORP.

/s/ Jalen Yuan
Jalen Yuan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release - (May 14, 2021) New Pacific Reports Financial Results for the Three and Nine Months Ended March 31, 2021
99.2	New Pacific Metals Corp. Financial Statements for the Three Months Ended March 31, 2021
99.3	New Pacific Metals Corp. MD&A for the Three Months Ended March 31, 2021
99.4	Form 52-109F2 Certificate of Interim Filings - full certificate - CFO
99.5	Form 52-109F2 Certificate of Interim Filings - full certificate - CEO